               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ______________________

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No.   )*

                     UNITED STATIONERS, INC.
                        (Name of Issuer)

             COMMON STOCK, PAR VALUE $.10 PER SHARE
                 (Title of Class of Securities)

                            913004107
                         (CUSIP Number)

                        Thomas F. Steyer
                Farallon Capital Management, Inc.
                       One Maritime Plaza,
                           Suite 1325
                    San Francisco, CA  94111
                         (415) 421-2132
          (Name, address and telephone number of person
        authorized to receive notices and communications)


                        February 23, 1995
     (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

          Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                       13D
CUSIP No.  913004107
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
            Farallon Capital Management, Inc.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY

_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
            OO
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)       SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)       SHARED VOTING POWER
                         238,100
OWNED BY       ______________________________________________________________

EACH           (9)       SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10)      SHARED DISPOSITIVE POWER
                         238,100
_____________________________________________________________________________
               (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                         BY EACH REPORTING PERSON
                         238,100
_____________________________________________________________________________
               (12)      CHECK BOX IF THE AGGREGATE AMOUNT
                         IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]
_____________________________________________________________________________
               (13)      PERCENT OF CLASS REPRESENTED
                         BY AMOUNT IN ROW (11)
                         1.3%
_____________________________________________________________________________
               (14)      TYPE OF REPORTING PERSON **
                         CO
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
CUSIP No.  913004107
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
            Thomas F. Steyer
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY

_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
            AF, OO
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)       SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)       SHARED VOTING POWER
                         1,472,600
OWNED BY       ______________________________________________________________

EACH           (9)       SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10)      SHARED DISPOSITIVE POWER
                         1,472,600
_____________________________________________________________________________
               (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                         BY EACH REPORTING PERSON
                         1,472,600
_____________________________________________________________________________
               (12)      CHECK BOX IF THE AGGREGATE AMOUNT
                         IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]
_____________________________________________________________________________
               (13)      PERCENT OF CLASS REPRESENTED
                         BY AMOUNT IN ROW (11)
                         7.9%
_____________________________________________________________________________
               (14)      TYPE OF REPORTING PERSON **
                         IN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
CUSIP No.  913004107
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
            David I. Cohen
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY

_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
            AF
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            South Africa
_____________________________________________________________________________

NUMBER OF      (7)       SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)       SHARED VOTING POWER
                         1,234,500
OWNED BY       ______________________________________________________________

EACH           (9)       SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10)      SHARED DISPOSITIVE POWER
                         1,234,500
_____________________________________________________________________________
               (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                         BY EACH REPORTING PERSON
                         1,234,500
_____________________________________________________________________________
               (12)      CHECK BOX IF THE AGGREGATE AMOUNT
                         IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]
_____________________________________________________________________________
               (13)      PERCENT OF CLASS REPRESENTED
                         BY AMOUNT IN ROW (11)
                         6.6%
_____________________________________________________________________________
               (14)      TYPE OF REPORTING PERSON **
                         IN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
CUSIP No.  913004107
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
            Meridee A. Moore
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY

_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
            AF
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)       SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)       SHARED VOTING POWER
                         1,234,500
OWNED BY       ______________________________________________________________

EACH           (9)       SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10)      SHARED DISPOSITIVE POWER
                         1,234,500
_____________________________________________________________________________
               (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                         BY EACH REPORTING PERSON
                         1,234,500
_____________________________________________________________________________
               (12)      CHECK BOX IF THE AGGREGATE AMOUNT
                         IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]
_____________________________________________________________________________
               (13)      PERCENT OF CLASS REPRESENTED
                         BY AMOUNT IN ROW (11)
                         6.6%
_____________________________________________________________________________
               (14)      TYPE OF REPORTING PERSON **
                         IN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
CUSIP No.  913004107
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
            Joseph F. Downes
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY

_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
            AF
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)       SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)       SHARED VOTING POWER
                         1,234,500
OWNED BY       ______________________________________________________________

EACH           (9)       SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10)      SHARED DISPOSITIVE POWER
                         1,234,500
_____________________________________________________________________________
               (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                         BY EACH REPORTING PERSON
                         1,234,500
_____________________________________________________________________________
               (12)      CHECK BOX IF THE AGGREGATE AMOUNT
                         IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]
_____________________________________________________________________________
               (13)      PERCENT OF CLASS REPRESENTED
                         BY AMOUNT IN ROW (11)
                         6.6%
_____________________________________________________________________________
               (14)      TYPE OF REPORTING PERSON **
                         IN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
CUSIP No.  913004107
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
            Fleur E. Fairman
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY

_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
            AF, OO
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)       SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)       SHARED VOTING POWER
                         1,472,600
OWNED BY       ______________________________________________________________

EACH           (9)       SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10)      SHARED DISPOSITIVE POWER
                         1,472,600
_____________________________________________________________________________
               (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                         BY EACH REPORTING PERSON
                         1,472,600
_____________________________________________________________________________
               (12)      CHECK BOX IF THE AGGREGATE AMOUNT
                         IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]
_____________________________________________________________________________
               (13)      PERCENT OF CLASS REPRESENTED
                         BY AMOUNT IN ROW (11)
                         7.9%
_____________________________________________________________________________
               (14)      TYPE OF REPORTING PERSON **
                         IN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
CUSIP No.  913004107
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
            Jason M. Fish
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY

_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
            AF
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)       SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)       SHARED VOTING POWER
                         1,234,500
OWNED BY       ______________________________________________________________

EACH           (9)       SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10)      SHARED DISPOSITIVE POWER
                         1,234,500
_____________________________________________________________________________
               (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                         BY EACH REPORTING PERSON
                         1,234,500
_____________________________________________________________________________
               (12)      CHECK BOX IF THE AGGREGATE AMOUNT
                         IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]
_____________________________________________________________________________
               (13)      PERCENT OF CLASS REPRESENTED
                         BY AMOUNT IN ROW (11)
                         6.6%
_____________________________________________________________________________
               (14)      TYPE OF REPORTING PERSON **
                         IN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
CUSIP No.  913004107
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
            William F. Mellin
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY

_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
            AF
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [X]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)       SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)       SHARED VOTING POWER
                         1,234,500
OWNED BY       ______________________________________________________________

EACH           (9)       SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10)      SHARED DISPOSITIVE POWER
                         1,234,500
_____________________________________________________________________________
               (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                         BY EACH REPORTING PERSON
                         1,234,500
_____________________________________________________________________________
               (12)      CHECK BOX IF THE AGGREGATE AMOUNT
                         IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]
_____________________________________________________________________________
               (13)      PERCENT OF CLASS REPRESENTED
                         BY AMOUNT IN ROW (11)
                         6.6%
_____________________________________________________________________________
               (14)      TYPE OF REPORTING PERSON **
                         IN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
CUSIP No.  913004107
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
            Eric M. Ruttenberg
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY

_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
            AF
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)       SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)       SHARED VOTING POWER
                         1,234,500
OWNED BY       ______________________________________________________________

EACH           (9)       SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10)      SHARED DISPOSITIVE POWER
                         1,234,500
_____________________________________________________________________________
               (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                         BY EACH REPORTING PERSON
                         1,234,500
_____________________________________________________________________________
               (12)      CHECK BOX IF THE AGGREGATE AMOUNT
                         IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]
_____________________________________________________________________________
               (13)      PERCENT OF CLASS REPRESENTED
                         BY AMOUNT IN ROW (11)
                         6.6%
_____________________________________________________________________________
               (14)      TYPE OF REPORTING PERSON **
                         IN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
CUSIP No.  913004107
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
            Farallon Capital Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY

_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
            WC
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            California
_____________________________________________________________________________

NUMBER OF      (7)       SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)       SHARED VOTING POWER
                         496,500
OWNED BY       ______________________________________________________________

EACH           (9)       SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10)      SHARED DISPOSITIVE POWER
                         496,500
_____________________________________________________________________________
               (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                         BY EACH REPORTING PERSON
                         496,500
_____________________________________________________________________________
               (12)      CHECK BOX IF THE AGGREGATE AMOUNT
                         IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]
_____________________________________________________________________________
               (13)      PERCENT OF CLASS REPRESENTED
                         BY AMOUNT IN ROW (11)
                         2.7%
_____________________________________________________________________________
               (14)      TYPE OF REPORTING PERSON **
                         PN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
CUSIP No.  913004107
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
            Farallon Capital Institutional Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY

_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
            WC
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            California
_____________________________________________________________________________

NUMBER OF      (7)       SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)       SHARED VOTING POWER
                         576,400
OWNED BY       ______________________________________________________________

EACH           (9)       SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10)      SHARED DISPOSITIVE POWER
                         576,400
_____________________________________________________________________________
               (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                         BY EACH REPORTING PERSON
                         576,400
_____________________________________________________________________________
               (12)      CHECK BOX IF THE AGGREGATE AMOUNT
                         IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]
_____________________________________________________________________________
               (13)      PERCENT OF CLASS REPRESENTED
                         BY AMOUNT IN ROW (11)
                         3.1%
_____________________________________________________________________________
               (14)      TYPE OF REPORTING PERSON **
                         PN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
CUSIP No.  913004107
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
            Farallon Capital Institutional Partners, II, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY

_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
            WC
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            California
_____________________________________________________________________________

NUMBER OF      (7)       SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)       SHARED VOTING POWER
                         93,200
OWNED BY       ______________________________________________________________

EACH           (9)       SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10)      SHARED DISPOSITIVE POWER
                         93,200
_____________________________________________________________________________
               (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                         BY EACH REPORTING PERSON
                         93,200
_____________________________________________________________________________
               (12)      CHECK BOX IF THE AGGREGATE AMOUNT
                         IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]
_____________________________________________________________________________
               (13)      PERCENT OF CLASS REPRESENTED
                         BY AMOUNT IN ROW (11)
                         0.5%
_____________________________________________________________________________
               (14)      TYPE OF REPORTING PERSON **
                         PN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
CUSIP No.  913004107
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
            Tinicum Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY

_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
            WC
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
_____________________________________________________________________________

NUMBER OF      (7)       SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)       SHARED VOTING POWER
                         68,400
OWNED BY       ______________________________________________________________

EACH           (9)       SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10)      SHARED DISPOSITIVE POWER
                         68,400
_____________________________________________________________________________
               (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                         BY EACH REPORTING PERSON
                         68,400
_____________________________________________________________________________
               (12)      CHECK BOX IF THE AGGREGATE AMOUNT
                         IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]
_____________________________________________________________________________
               (13)      PERCENT OF CLASS REPRESENTED
                         BY AMOUNT IN ROW (11)
                         0.4%
_____________________________________________________________________________
               (14)      TYPE OF REPORTING PERSON **
                         PN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
- ------   -------------------

      This statement relates to the Common Stock, par value
$0.10 per share (the "Common Stock"), of United Stationers, Inc.
(the "Company"). The Company's principal executive offices are located at 2200 East Golf Road, Des Plaines, Illinois.

Item 2.  Identity and Background.
- ------   -----------------------
      (a) This statement is filed by: (i) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the shares of Common Stock held by it;
(ii) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the shares of Common Stock held by it; (iii) Tinicum Partners, L.P., a New York limited partnership ("Tinicum"), with respect to the shares of Common Stock held by it; (iv) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the shares of Common Stock held by it; (v) Farallon Capital Management, Inc., a Delaware corporation ("FCMI"), with respect to the shares of Common Stock held by Farallon Capital Offshore Investors, Inc., a British Virgin Islands corporation ("Offshore") and certain other accounts managed by it (together with Offshore, the "Managed Accounts"); (vi) each of Thomas F. Steyer ("Steyer") and Fleur E. Fairman ("Fairman") with respect to the shares of Common Stock held by each of the entities named in (i) through (v) above; (vii) each of David I. Cohen ("Cohen"), Joseph F. Downes ("Downes"), Jason M. Fish ("Fish"), William F. Mellin ("Mellin"), Meridee A. Moore ("Moore") and Eric M. Ruttenberg ("Ruttenberg"), with respect to the shares of Common Stock held by each of the entities named in (i) through (iv) above. The General Partners of each of FCP, FCIP, FCIP II and Tinicum (together, the "Partnerships") are Messrs. Steyer, Cohen, Downes, Fish, Mellin and Ruttenberg and Mdmes. Fairman and Moore (together, the "General Partners"). The name, business address, principal occupation and citizenship of each of the General Partners, and the name, address, principal business, state of incorporation, executive officers, directors and controlling persons of FCMI, are set forth on Annex 1 hereto.
      (b) The address of the principal business and principal office of (i) the Partnerships and FCMI is One Maritime Plaza, Suite 1325, San Francisco, California 94111, and (ii) Offshore is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.
      (c) The principal business of each of the Partnerships and Offshore is that of a private investment fund engaging in the purchase and sale of securities for its own account. The principal business of FCMI is that of a registered investment advisor.
      (d)    None of the Partnerships, FCMI or any of the
persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
      (e)    None of the Partnerships, FCMI or any of the
persons listed on Annex 1 hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
      (f) FCP, FCIP and FCIP II are California limited partnerships, Tinicum is a New York limited partnership, FCMI is a Delaware corporation and Offshore is a British Virgin Islands corporation. The citizenship of each of the General Partners is set forth on Annex 1 hereto.

Item 3.  Source and Amount of Funds and Other Consideration.
- ------   --------------------------------------------------
      The net investment cost (including commissions) is $7,590,504 for the 496,500 shares of Common Stock held by FCP, $8,806,370 for the 576,400 shares of Common Stock held by FCIP, $1,422,708 for the 93,200 shares of Common Stock held by FCIP II, $1,044,510 for the 68,400 shares of Common Stock held by Tinicum and $3,637,851 for the 238,100 shares of Common Stock held by the Managed Accounts. The consideration was obtained from the working capital of each respective entity (in the case of the Partnerships), or the working capital of the Managed Accounts.
      The shares of Common Stock held by FCP, Tinicum and the Managed Accounts are held in their respective commingled margin accounts. Such margin accounts are maintained at Goldman, Sachs & Co. and may from time to time have debit balances. Because other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased and sold. Currently, the interest rate charged on various margin accounts is approximately 6.5% per annum.

Item 4.  Purpose of the Transaction.
- ------   --------------------------
      The purpose of the acquisition of the Shares of Common Stock by the Partnerships and FCMI is for investment, and the purchases of the shares of Common Stock by each of the Partnerships and FCMI were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Each may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by it at any time. None of the Partnerships nor FCMI has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs
(b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.
- ------   ------------------------------------

   A. Farallon Capital Institutional Partners, L.P.
      ---------------------------------------------

      (a)    Aggregate number of Shares beneficially owned:  576,400
             Percentage:  3.1%  The percentages used herein and
             in the rest of Item 5 are calculated based upon the 18,594,457 Shares stated by the Company to be issued and outstanding as of December 31, 1994 in
             the Form 10-Q filed for the period ending
             November 30, 1994.
      (b)    1. Sole power to vote or to direct vote: -0-
             2. Shared power to vote or to direct vote:  576,400
             3. Sole power to dispose or to direct the
                disposition:  -0-
             4. Shared power to dispose or to direct the
                disposition:  576,400
      (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
      (d) The General Partners have the power to direct the affairs of FCIP, including decisions respecting the disposition of the proceeds from the sale of the Shares.
      (e)    Not applicable.

   B. Farallon Capital Institutional Partners II, L.P.
      ------------------------------------------------

      (a)    Aggregate number of Shares beneficially owned:  93,200
             Percentage:  0.5%
      (b)    1. Sole power to vote or to direct vote: -0-
             2. Shared power to vote or to direct vote:  93,200
             3. Sole power to dispose or to direct the
                disposition: -0-
             4. Shared power to dispose or to direct the
                disposition:  93,200
      (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares, which were all in the open market, are set forth in Schedule B and are incorporated by reference.
      (d) The General Partners have the power to direct the affairs of FCIP II, including decisions respecting the disposition of the proceeds from the sale of the Shares.
      (e)    Not applicable.

   C. Farallon Capital Partners, L.P.
      -------------------------------

      (a)    Aggregate number of Shares beneficially owned:  496,500
             Percentage:  2.7%
      (b)    1. Sole power to vote or to direct vote: -0-
             2. Shared power to vote or to direct vote:  496,500
             3. Sole power to dispose or to direct the
                disposition:  -0-
             4. Shared power to dispose or to direct the
                disposition:  496,500
      (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares, which were all in the open market, are set forth in Schedule C and are incorporated by reference.
      (d) The General Partners have the power to direct the affairs of FCP, including decisions respecting the disposition of the proceeds from the sale of the Shares.
      (e)    Not applicable.

   D. Tinicum Partners, L.P.
      ----------------------

      (a)    Aggregate number of Shares beneficially owned:  68,400
             Percentage:  0.4%
      (b)    1. Sole power to vote or to direct vote: -0-
             2. Shared power to vote or to direct vote:  68,400
             3. Sole power to dispose or to direct the
                disposition:  -0-
             4. Shared power to dispose or to direct the
                disposition:  68,400
      (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares, which were all in the open market, are set forth in Schedule D and are incorporated by reference.
      (d) The General Partners have the power to direct the affairs of Tinicum, including decisions respecting the disposition of the proceeds from the sale of the Shares.
      (e)    Not applicable.

   E. Farallon Capital Management, Inc.
      ---------------------------------

      (a)    Aggregate number of Shares beneficially owned:  238,100
             Percentage:  1.3%
      (b)    1. Sole power to vote or to direct vote:  -0-
             2. Shared power to vote or to direct vote:  238,100
             3. Sole power to dispose or to direct the
                disposition: -0-
             4. Shared power to dispose or to direct the
                disposition: 238,100
      (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares, which were in the open market, are set forth in Schedule E and are incorporated by reference.
      (d) FCMI, as an investment advisor, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts.
             Mr. Steyer and Ms. Fairman are the sole
             stockholders of FCMI. Mr. Steyer is a director, the Chairman of the Board and Secretary of FCMI.
             Ms. Fairman is a director, President, Treasurer and Assistant Secretary of FCMI.
      (e)    Not applicable.

   F. Thomas F. Steyer
      ----------------

      (a)    Aggregate number of Shares beneficially owned:  1,472,600
             Percentage:  7.9%
      (b)    1. Sole power to vote or to direct vote: -0-
             2. Shared power to vote or to direct vote:  1,472,600
             3. Sole power to dispose or to direct the
                disposition:  -0-
             4. Shared power to dispose or to direct the
                disposition:  1,472,600
      (c)    None.
      (d) Each of the General Partners has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares. FCMI, as an investment advisor, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed
             Accounts. Mr. Steyer and Ms. Fairman are the sole stockholders of FCMI. Mr. Steyer is a director, the Chairman of the Board and Secretary of FCMI.
             Ms. Fairman is a director, President, Treasurer and Assistant Secretary of FCMI.
      (e)    Not applicable.

   G. David I. Cohen
      --------------

      (a)    Aggregate number of Shares beneficially owned:  1,234,500
             Percentage:  6.6%
      (b)    1. Sole power to vote or to direct vote:  -0-
             2. Shared power to vote or to direct vote:  1,234,500
             3. Sole power to dispose or to direct the
                disposition:  -0-
             4. Shared power to dispose or to direct the
                disposition:  1,234,500
      (c)    None.
      (d) Each of the General Partners has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
      (e)    Not applicable.

   H. Joseph F. Downes
      ----------------

      (a)    Aggregate number of Shares beneficially owned:  1,234,500
             Percentage:  6.6%
      (b)    1. Sole power to vote or to direct vote:  -0-
             2. Shared power to vote or to direct vote:  1,234,500
             3. Sole power to dispose or to direct the
                disposition:  -0-
             4. Shared power to dispose or to direct the
                disposition:  1,234,500
      (c)    None.
      (d) Each of the General Partners has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
      (e)    Not applicable.

   I. Fleur E. Fairman
      ----------------

      (a)    Aggregate number of Shares beneficially owned:  1,472,600
             Percentage:  7.9%
      (b)    1. Sole power to vote or to direct vote: -0-
             2. Shared power to vote or to direct vote:  1,472,600
             3. Sole power to dispose or to direct the
                disposition:  -0-
             4. Shared power to dispose or to direct the
                disposition:  1,472,600
      (c)    None.
      (d) Each of the General Partners has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares. FCMI, as an investment advisor, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed
             Accounts. Mr. Steyer and Ms. Fairman are the sole stockholders of FCMI. Mr. Steyer is a director, the Chairman of the Board and Secretary of FCMI.
             Ms. Fairman is a director, President, Treasurer and Assistant Secretary of FCMI.
      (e)    Not applicable.

   J. Jason M. Fish
      -------------

      (a)    Aggregate number of Shares beneficially owned:  1,234,500
             Percentage:  6.6%
      (b)    1. Sole power to vote or to direct vote: -0-
             2. Shared power to vote or to direct vote:  1,234,500
             3. Sole power to dispose or to direct the
                disposition:  -0-
             4. Shared power to dispose or to direct the
                disposition:  1,234,500
      (c)    None.
      (d) Each of the General Partners has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
      (e)    Not applicable.

   K. William F. Mellin
      -----------------

      (a)    Aggregate number of Shares beneficially owned:  1,234,500
             Percentage:  6.6%
      (b)    1. Sole power to vote or to direct vote: -0-
             2. Shared power to vote or to direct vote:  1,234,500
             3. Sole power to dispose or to direct the
                disposition:  -0-
             4. Shared power to dispose or to direct the
                disposition:  1,234,500
      (c)    None.
      (d) Each of the General Partners has the power to direct affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
      (e)    Not applicable.

   L. Meridee A. Moore
      ----------------

      (a)    Aggregate number of Shares beneficially owned:  1,234,500
             Percentage:  6.6%
      (b)    1. Sole power to vote or to direct vote: -0-
             2. Shared power to vote or to direct vote:  1,234,500
             3. Sole power to dispose or to direct the
                disposition:  -0-
             4. Shared power to dispose or to direct the
                disposition:  1,234,500
      (c)    None.
      (d) Each of the General Partners has the power to direct affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
      (e)    Not applicable.

   M. Eric M. Ruttenberg
      ------------------

      (a)    Aggregate number of Shares beneficially owned:  1,234,500
             Percentage:  6.6%
      (b)    1. Sole power to vote or to direct vote: -0-
             2. Shared power to vote or to direct vote:  1,234,500
             3. Sole power to dispose or to direct the
                disposition:  -0-
             4. Shared power to dispose or to direct the
                disposition:  1,234,500
      (c)    None.
      (d) Each of the General Partners has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
      (e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
- -------  Relationships with Respect to Securities of the Issuer.
         ------------------------------------------------------

      Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company or the persons named in Item 2 hereof and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.
- -------  ---------------------------------
         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                                                         ANNEX 1


      Set forth below, with respect to each General Partner of FCIP, FCIP II, FCP and Tinicum, is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship. The following is set forth below with respect to Farallon Capital Management, Inc.: (a) name; (b) address; (c) principal business;
(d) state of organization; (e) executive officers; (f) directors; and (g) controlling persons.

1. (a)   Thomas F. Steyer
   (b)   c/o  Farallon Capital Management, Inc.
              One Maritime Plaza, Suite 1325
              San Francisco, CA  94111
   (c) General Partner of Farallon Capital Institutional Partners, L.P.; Farallon Capital Institutional Partners II, L.P.; General Partner of Farallon Capital Partners, L.P.; General Partner of Tinicum Partners, L.P.; Director, Chairman of the Board and Secretary of Farallon Capital Management, Inc.; Director, NAB Asset Corporation
   (d)   United States Citizen

2. (a)   David I. Cohen
   (b)   c/o  Farallon Capital Management, Inc.
              One Maritime Plaza, Suite 1325
              San Francisco, CA  94111
   (c) General Partner of Farallon Capital Institutional Partners, L.P.; Farallon Capital Institutional Partners II, L.P.; General Partner of Farallon Capital Partners, L.P.; General Partner of Tinicum Partners, L.P.; Managing Director of Farallon Capital Management, Inc.
   (d)   South African Citizen

3. (a)   Joseph F. Downes
   (b)   c/o  Farallon Capital Management, Inc.
              One Maritime Plaza, Suite 1325
              San Francisco, CA  94111
   (c) General Partner of Farallon Capital Institutional Partners, L.P.; Farallon Capital Institutional Partners II, L.P.; General Partner of Farallon Capital Partners, L.P.; General Partner of Tinicum Partners, L.P.; Managing Director of Farallon Capital Management, Inc.
   (d)   United States Citizen

4. (a)   Fleur E. Fairman
   (b)   c/o  Farallon Capital Management, Inc.
              800 Third Avenue, 40th Floor
              New York, NY  10022
   (c) General Partner of Farallon Capital Institutional Partners, L.P.; Farallon Capital Institutional Partners II, L.P.; General Partner of Farallon Capital Partners, L.P.; General Partner of Tinicum Partners, L.P.; Director, President, Treasurer and Assistant Secretary of Farallon Capital Management, Inc.
   (d)   United States Citizen

5. (a)   Jason M. Fish
   (b)   c/o  Farallon Capital Management, Inc.
              One Maritime Plaza, Suite 1325
              San Francisco, CA  94111
   (c) General Partner of Farallon Capital Institutional Partners, L.P.; Farallon Capital Institutional Partners II, L.P.; General Partner of Farallon Capital Partners, L.P.; General Partner of Tinicum Partners, L.P.; Managing Director of Farallon Capital Management, Inc.
   (d)   United States Citizen

6. (a)   William F. Mellin
   (b)   c/o  Farallon Capital Management, Inc.
              One Maritime Plaza, Suite 1325
              San Francisco, CA  94111
   (c) General Partner of Farallon Capital Institutional Partners, L.P.; Farallon Capital Institutional Partners II, L.P.; General Partner of Farallon Capital Partners, L.P.; General Partner of Tinicum Partners, L.P.; Managing Director of Farallon Capital Management, Inc.
   (d)   United States Citizen

7. (a)   Meridee A. Moore
   (b)   c/o  Farallon Capital Management, Inc.
              One Maritime Plaza, Suite 1325
              San Francisco, CA  94111
   (c) General Partner of Farallon Capital Institutional Partners, L.P.; Farallon Capital Institutional Partners II, L.P.; General Partner of Farallon Capital Partners; General Partner of Tinicum Partners, L.P.; Managing Director of Farallon Capital Management, Inc.
   (d)   United States Citizen

8. (a)   Eric M. Ruttenberg
   (b)   c/o  Tinicum Enterprises, Inc.
              800 Third Avenue, 40th Floor
              New York, New York  10022
   (c) General Partner of Farallon Capital Institutional Partners, L.P.; Farallon Capital Institutional Partners II, L.P.; General Partner of Farallon Capital Partners, L.P.; General Partner of Tinicum Partners, L.P.; Managing Director of Farallon Capital Management, Inc.
   (d)   United States Citizen

9. (a)   Farallon Capital Management, Inc.
   (b)   c/o  Farallon Capital Management, Inc.
              One Maritime Plaza, Suite 1325
              San Francisco, CA  94111
   (c) Serves as investment advisor to various managed accounts
   (d)   Delaware corporation
   (e) Officers: Thomas F. Steyer, Chairman of the Board and Secretary; Fleur E. Fairman, President, Treasurer and Assistant Secretary.
   (f)   Directors: Thomas F. Steyer, Fleur E. Fairman
   (g)   Wholly owned by Thomas F. Steyer and Fleur E. Fairman

                           SIGNATURES
                           -----------

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 1995


                                    /s/Thomas F. Steyer
                          --------------------------------------
                          Thomas F. Steyer, as General Partner
                          of FARALLON CAPITAL INSTITUTIONAL
                          PARTNERS, L.P., FARALLON CAPITAL
                          INSTITUTIONAL PARTNERS II, L.P.,
                          FARALLON CAPITAL PARTNERS, L.P., and
                          TINICUM PARTNERS, L.P. and as Chairman
                          of FARALLON CAPITAL MANAGEMENT, INC.


                                   /s/Thomas F. Steyer
                          --------------------------------------
                          Thomas F. Steyer, individually and as
                          attorney-in-fact for each of David I.
                          Cohen, Joseph F. Downes, Fleur E.
                          Fairman, Jason M. Fish, William F.
                          Mellin, Meridee A. Moore and Eric M.
                          Ruttenberg.

                                                       EXHIBIT 1


                   JOINT ACQUISITION STATEMENT
                  PURSUANT TO RULE 13d-1(f)(1)
                  -----------------------------

        The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Dated:  March 6, 1995

                                   /s/Thomas F. Steyer
                          --------------------------------------
                          Thomas, F. Steyer, as General Partner
                          of FARALLON CAPITAL INSTITUTIONAL
                          PARTNERS, L.P., FARALLON CAPITAL
                          INSTITUTIONAL
                          PARTNERS II, L.P., FARALLON CAPITAL
                           PARTNERS, L.P., and TINICUM PARTNERS, L.P.
                           and as chairman of FARALLON CAPITAL
                           MANAGEMENT, INC.

                                    /s/Thomas F. Steyer
                           -------------------------------------
                           Thomas F. Steyer, individually and as
                           attorney-in-fact for each of David I. Cohen,
                           Joseph F. Downes, Fleur E. Fairman,
                           Jason M. Fish, William F. Mellin,
                           Meridee A. Moore, and Eric M. Ruttenberg.

                               SCHEDULE A
                               -----------





              FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.
             ----------------------------------------------



                           NO. OF SHARES                PRICE
       TRADE DATE            PURCHASED                PER SHARE
       ----------          -------------              ---------
                                               (including commissions)

       02/14/95               30,000                   $15.26

       02/14/95               39,400                   $15.28

       02/15/95              252,000                   $15.25

       02/16/95               12,600                   $15.19

       02/22/95               17,300                   $15.34

       02/22/95               13,100                   $15.29

       02/23/95              198,000                   $15.31

       02/27/95                3,600                   $15.31

       02/28/95                5,000                   $15.35

       02/28/95                1,800                   $15.31

       03/01/95                3,600                   $15.31

                               SCHEDULE B
                               -----------






            FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.
            ------------------------------------------------



                           NO. OF SHARES                PRICE
       TRADE DATE            PURCHASED                PER SHARE
       ----------          -------------              ---------
                                               (including commissions)

       02/14/95                3,700                   $15.26

       02/14/95                4,900                   $15.28

       02/15/95               60,000                   $15.25

       02/16/95                3,000                   $15.19

       02/22/95                1,100                   $15.29

       02/22/95                1,400                   $15.34

       02/23/95               16,500                   $15.31

       02/27/95                  300                   $15.31

       02/28/95                1,100                   $15.35

       02/28/95                  400                   $15.31

       03/01/95                  800                   $15.31

                               SCHEDULE C
                               ----------


                     FARALLON CAPITAL PARTNERS, L.P.
                     -------------------------------



                           NO. OF SHARES                PRICE
       TRADE DATE            PURCHASED                PER SHARE
       ----------          -------------              ---------
                                               (including commissions)

       02/14/95               24,000                   $15.26

       02/14/95               31,000                   $15.28

       02/15/95              150,000                   $15.25

       02/16/95                7,500                   $15.19

       02/22/95               14,000                   $15.29

       02/22/95               18,200                   $15.34

       02/23/95              236,500                   $15.31

       02/27/95                4,300                   $15.31

       02/28/95                5,400                   $15.35

       02/28/95                1,800                   $15.31

       03/01/95                3,800                   $15.31

                               SCHEDULE D
                               ----------



                         TINICUM PARTNERS, L.P.
                         -----------------------



                           NO. OF SHARES                PRICE
       TRADE DATE            PURCHASED                PER SHARE
       ----------          -------------              ---------
                                               (including commissions)

       02/14/95                4,500                   $15.26

       02/14/95                5,900                   $15.28

       02/15/95               36,000                   $15.25

       02/16/95                1,800                   $15.19

       02/22/95                1,100                   $15.29

       02/22/95                1,400                   $15.34

       02/23/95               16,500                   $15.31

       02/27/95                  300                   $15.31

       02/28/95                  400                   $15.35

       02/28/95                  200                   $15.31

       03/01/95                  300                   $15.31

                               SCHEDULE E
                               ----------



                            MANAGED ACCOUNTS
                            ----------------



                           NO. OF SHARES                PRICE
       TRADE DATE            PURCHASED                PER SHARE
       ----------          -------------              ---------
                                               (including commissions)

       02/14/95                2,300                   $15.26

       02/14/95                3,000                   $15.28

       02/14/95                6,000                   $15.25

       02/14/95                7,900                   $15.28

       02/14/95                4,500                   $15.26

       02/14/95                5,900                   $15.28

       02/15/95               18,000                   $15.25

       02/15/95               48,000                   $15.25

       02/15/95               36,000                   $15.25

       02/16/95                1,800                   $15.19

       02/16/95                2,400                   $15.19

       02/16/95                  900                   $15.19

       02/22/95                1,100                   $15.29

       02/22/95                1,400                   $15.34

       02/22/95                2,500                   $15.29

       02/22/95                3,200                   $15.34

       02/22/95                2,100                   $15.29

                            MANAGED ACCOUNTS
                            -----------------
                                Continued
                                ---------


                           NO. OF SHARES                PRICE
       TRADE DATE            PURCHASED                PER SHARE
       ----------          -------------              ---------
                                               (including commissions)


       02/22/95                2,700                   $15.34

       02/23/95               33,000                   $15.31

       02/22/95               27,500                   $15.31

       02/23/95               22,000                   $15.31

       02/27/95                  500                   $15.31

       02/27/95                  400                   $15.31

       02/27/95                  600                   $15.31

       02/28/95                  800                   $15.35

       02/28/95                  300                   $15.31

       02/28/95                  600                   $15.35

       02/28/95                  200                   $15.31

       02/28/95                  700                   $15.35

       02/28/95                  300                   $15.31

       03/01/95                  500                   $15.31

       03/01/95                  400                   $15.31

       03/01/95                  600                   $15.31